Exhibit 99.1

TERANGA GOLD CORPORATION 2600 – 121 King Street West Toronto ~ Ontario ~ M5H 3T9 ~ Canada T: 416-594-0000 F: 416-594-0088 E: investor@terangagold.com www.terangagold.com

PRESS RELEASE

For Immediate Release

TSX Trading Symbol: TGZ

ASX Trading Symbol: TGZ

Teranga Announces Intention to Make Offer to Acquire

Oromin Explorations Ltd.

Toronto, Canada: June 3, 2013 – Teranga Gold Corporation (“Teranga”) (TSX and ASX:TGZ) announces that it intends to make an offer (the “Offer”) to acquire all of the outstanding common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”) that it does not already own. The proposed Offer would constitute 80,000,000 Teranga common shares (“Teranga Shares”) being offered to Oromin shareholders, including Teranga’s interest in Oromin.

Pursuant to the proposed Offer, Oromin shareholders would receive 0.582 of a Teranga Share for each Oromin Share held. The proposed Offer would represent a premium of 50% to the 20-day volume-weighted average price (“VWAP”) of the Oromin Shares on the Toronto Stock Exchange (the “TSX”) for the period ending May 31, 2013 (based on the 20-day VWAP of the Teranga Shares on the TSX for the same period) and a premium of 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013 (based on the closing price of the Teranga Shares on the TSX on the same date).

Teranga currently owns 18,699,500 Oromin Shares, representing approximately 13.6% of the outstanding Oromin Shares. IAMGOLD Corporation has entered into a lock-up agreement with Teranga pursuant to which it has agreed to tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares, to the proposed Offer. Together, this represents approximately 25.3% of the outstanding Oromin Shares.

“Our Offer provides Oromin shareholders with significant and immediate value for their shares, and the opportunity to participate in the development of the OJVG deposits.” said Alan R. Hill Executive Chairman of Teranga.

“The combination of Teranga and Oromin would result in a combined company that is expected to have increased production from Teranga’s interest in the OJVG’s open pit reserves, higher earnings and higher free cash flow per share,” said Richard Young, President and CEO of Teranga.

Benefits to Oromin Shareholders

In addition to a significant and immediate premium for their Oromin Shares, shareholders of Oromin would be expected to realize the following benefits from the proposed Offer:

•

The proposed Offer would provide Oromin shareholders with an interest in a producing gold company with an operating mill within trucking distance of the Oromin Joint Venture Group Ltd. (“OJVG”) deposits.

•	Teranga would acquire Oromin’s 43.5% interest in the OJVG and Teranga intends to expeditiously work with the other OJVG partners to develop the OJVG deposits.

•	Oromin shareholders would benefit from ongoing participation in the development of, and production from, the OJVG deposits.

•	The proposed Offer would remove the risk to Oromin shareholders from Oromin’s immediate near-term liquidity issues and long-term need for significant capital expenditures to advance the OJVG Project.

•	Improved trading liquidity.

•	Opportunity to own shares of a gold company that is 100% hedge free and has the financial capacity to develop the OJVG deposits from free operating cash flow.

Benefits to Teranga Shareholders

The proposed Offer would result in the issuance of approximately 69.1 million Teranga Shares from treasury, which would increase the issued and outstanding Teranga Shares by approximately 28%. For this dilution, Teranga shareholders would be expected to indirectly realize the following benefits from the proposed Offer, as Teranga would have:

•	A joint venture interest in OJVG’s open pit reserves of 1,445,000 ounces of gold[1].

•	An ability to blend ores from multiple deposits which would be expected to enhance Teranga’s cost profile.

•

The ability to leverage Sabodala’s existing mill, infrastructure and mobile equipment fleet through increased production from Teranga’s interest in the OJVG’s open pit reserves and anticipated toll milling opportunities that enhances financial metrics.

•	Financial metrics to Teranga, on the basis of gold at $1,400 as follows:

•	Full life free cash flow that is expected to increase by 50%;

•	NAV that is expected to increase by 50%; and

•	Earnings that are expected to increase by 300%.

These financial metrics are based on the following assumptions:

•	Open pit proven and probable mineral reserves of the OJVG contained in the OJVG 43-101 Report.

•	Operating cost assumptions based on Sabodala actual costs.

•	No change in the operator of the OJVG, and mining, processing and site administrative costs charged to the OJVG based on actual costs plus on a nominal margin.

[1]	Probable mineral reserves of 21,889,000 tonnes at a grade of 2.05 g/t (with an effective date of January 30, 2013 - NI 43-101 technical report entitled OJVG Golouma Gold Project Updated FS Technical Report, March 15, 2013, prepared for Oromin (the “OJVG 43-101 Report”).

•	Teranga charging the OJVG an equipment rental fee in line with Teranga’s depreciation cost per ounce and as a result OJVG would not be expected to incur any future capital costs.

•	Teranga would charge OJVG a 5% corporate administration charge as the operator in respect of site direct costs, excluding royalties.

•	Otherwise based on the terms and conditions regarding distributions contained in the OJVG shareholders agreement (as publicly filed on SEDAR).

Background to the Proposed Offer

•

Oromin owns a 43.5% interest in the OJVG which owns a mining license adjacent to Teranga’s operating Sabodala gold mine. Bendon International Ltd (“Bendon”) and Badr Investment & Finance Company (“Badr”) own the remaining 43.5% and 13% of the OJVG, respectively. The OJVG property is located directly adjacent to the Sabodala mine license with current Proven and Probable Reserve of 2.34 million ounces (28 MT grading 2.59 g/t Au) as set out in the OJVG 43-101 Report.

•

Teranga was in the advanced stages of negotiation with Oromin, Bendon and Badr to purchase the OJVG in December 2011, subject to the waiver of the Republic of Senegal’s option to acquire 25% of the Senegalese subsidiary holding the mining concession of OJVG, however, such waiver could not be obtained at that time.

•

Since then, Teranga was working on a comprehensive agreement in principle with the Republic of Senegal that would provide for a price and formula to purchase the waiver of the Republic of Senegal’s additional participation right on deposits not currently on Teranga’s Mine License that would be processed through the Sabodala Mill.

•

Following the signing of the agreement in principle with the Republic of Senegal on April 2, 2013, Teranga approached the OJVG shareholders, and on May 17, 2013 Teranga made an offer to the OJVG for similar share consideration as in the original offer which was agreed to in December 2011. Bendon rejected the offer as it did not satisfy their requirements for cash consideration.

•

On May 24, 2013 Teranga provided Oromin with an offer to purchase all of the outstanding Oromin shares for the same consideration as under the proposed Offer, subject to conditions similar to those described herein, as well as confirmatory due diligence. Oromin declined to grant Teranga due diligence access on terms acceptable to Teranga or to engage with Teranga in respect of such offer, which expired on May 31, 2013.

•

Teranga announced on May 31, 2013 that it had signed a global agreement with the Republic of Senegal embedding a formula to purchase the Republic of Senegal’s additional participation right, into its amended Mining Convention as well as Financial Settlement Agreements with the Republic of Senegal.

•

With a 43.5% interest in the OJVG, Teranga intends to work with Bendon and Badr to develop the OJVG deposits and process its ore through Teranga’s Sabodala mill on a toll milling basis on terms and conditions to be determined.

•

Teranga believes that its mill and related infrastructure and operating team can develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs then Oromin or the OJVG can on a stand alone basis.

•	Now that its intention to make the Offer has been announced, Teranga intends to approach Oromin to see whether a negotiated transaction among the parties can be achieved.

Additional Details of the Proposed Offer

The making of the Offer will be contingent on there not being any pending or threatened legal action prohibiting or restricting it, Oromin not taking any preclusive defensive tactics, no material adverse change occurring in Oromin and Teranga not becoming aware of any material adverse information regarding Oromin that was not previously disclosed by Oromin.

Full details of the proposed Offer are expected to be set out in the formal offer and take-over bid circular, which is expected to be mailed to Oromin shareholders by mid June 2013 and filed with applicable securities regulators, a copy of which is expected to be available at www.sedar.com. Teranga expects to make a formal request for the list of Oromin shareholders from Oromin and expects to mail the offer and circular to Oromin shareholders as soon as reasonably practicable following the receipt of such shareholder list.

In addition to customary conditions, the proposed Offer is expected to be conditional upon not less than 66 2/3% of the Oromin Shares (including Oromin Shares owned by Teranga as if they were deposited) and a majority of the minority (excluding Oromin Shares owned by Teranga), being validly deposited under the Offer and not withdrawn, approval of the shareholders of Teranga for the Teranga Shares to be issued under the Offer, obtaining all required governmental, stock exchange, and regulatory approvals, no material adverse change occurring in Oromin, and the OJVG Shareholders Agreement being in the form filed as at the date hereof with the Canadian securities regulatory authorities on Sedar. If sufficient Oromin Shares are validly deposited under the Offer and not withdrawn, Teranga intends, but is not required, to take the appropriate steps either by way of compulsory acquisition or subsequent acquisition transaction to acquire the remaining outstanding Oromin Shares.

The lock-up agreement between IAMGOLD Corporation and Teranga may be terminated by IAMGOLD Corporation to support a superior proposal if and only if a bona fide offer is made by a third party for all of the Oromon Shares (an “Alternative Proposal”), the board of directors of Oromin have determined and publicly announce that such Alternative Proposal is a superior proposal to the Offer, and Teranga has not increased its Offer to provide for at least equivalent consideration in value to the Alternative Proposal within 5 business days.

Teranga has engaged Cormark Securities Inc. to act as financial advisor to Teranga in connection with the proposed Offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Teranga or Oromin (including in any state where the proposed Offer is not permitted). The proposed Offer may only be made pursuant to a formal offer and take-over bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction. Accordingly, Teranga may not complete the proposed Offer and issue any securities until, among other things, the registration statement filed with the United States Securities and Exchange Commission (the “SEC”) is effective.

In connection with the proposed transaction, Teranga also intends to file relevant materials with the SEC, including one or more registration statements that contain a prospectus. U.S. investors and U.S. securityholders are urged to read these documents (if and when they become available) and any other relevant documents filed by Teranga with the SEC, as well as any amendments or supplements to these documents because they will contain important information. U.S. Investors and U.S. security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Teranga can be obtained free of charge by directing such request to Teranga’s Information Agent, or at Teranga’s website at www.terangagold.com. Such documents are not currently available. U.S. investors and U.S. security holders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction.

About TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

Qualified Persons and Competent Persons Statement

The technical information contained in this press release under the section “Benefits to Teranga Shareholders” is based on information compiled by Mr. Paul Chawrun P. Eng, using existing publicly available information provided by Oromin, including the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated FS Technical Report, March 15, 2013, prepared for Oromin and available at www.oromin.com and at www.sedar.com. Mr. Chawrun is member of the Professional Engineers Ontario, which is currently included as a “Recognised Overseas Professional Organisation” in a list promulgated by the ASX from time to time.

Mr. Chawrun is a full-time employee of Teranga and is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr. Chawrun has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr. Chawrun has consented to the inclusion in the press release of the matters based on his compiled information in the form and context in which it appears.

Oromin’s disclosure of mineral reserve and mineral resource information is governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM (“CIM Standards”). CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101. There can be no assurance that those portions of mineral resources that are not mineral reserves will ultimately be converted into mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

Teranga prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this press release are defined in accordance with NI 43-101. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Teranga uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize.

For further information regarding the OJVG property, reference should be made to the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated FS Technical Report, March 15, 2013, prepared for Oromin and available at www.oromin.com and at www.sedar.com.

Forward-Looking Statements

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”) and includes statements relating to the timing and the terms and benefits of the proposed Offer to be made. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga, or developments in Teranga’s business or in its industry, or with respect to the proposed Offer to be made, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about, among other things, future economic conditions and courses of action, and assumptions related to government approvals, the co-operation of Bendon and Badr and anticipated costs and expenditures. The words “poised”, “gives”, “expect”, “its vision”, “plan”, “support”, “assist”, “commit to”, “will not”, “intend”, “intends to” and similar expressions identify forward looking statements. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. Teranga cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. There is no guarantee that the terms and conditions to the proposed Offer to be made will be met or that the anticipated benefits of the proposed Offer to be made will be achieved. The risks and uncertainties that may affect forward-looking statements include, among others: economic market conditions, anticipated costs and expenditures, government approvals, co-operation of Bendon and Badr; and other risks detailed from time to time in Teranga’s filings with Canadian provincial securities regulators. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, Teranga does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

For further information please contact:

Kathy Sipos, Vice-President, Investor & Stakeholder Relations

T: +1 416-594-0000 | E: ksipos@terangagold.com